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                              July 16, 2020

       Jerome D. Jabbour
       Chief Executive Officer
       Matinas BioPharma Holdings, Inc.
       1545 Route 206 South, Suite 302
       Bedminster, NJ 07921

                                                        Re: Matinas BioPharma
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 2, 2020
                                                            File No. 333-239675

       Dear Mr. Jabbour:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 Filed July 2, 2020

       General

   1. We note that Article XI of your certificate of incorporation identifies the Court of
                                                        Chancery of the State
of Delaware as the sole and exclusive forum for certain litigation, including any
"derivative action." Please disclose whether this provision applies to actions arising under the
Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act
creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability
created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits
brought to enforce any duty or liability created by the Securities Act or the rules and
regulations thereunder. If the provision applies to Securities Act claims, please also revise your
prospectus to state that there is uncertainty as to whether a court
 Jerome D. Jabbour
Matinas BioPharma Holdings, Inc.
July 16, 2020
Page 2
      would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
2. We note your disclosure in your risk factor on page 67 of your Form 10-K filed on March
      9, 2020, where you state, "our certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision." We note the forum selection provision in
Exhibit 3.01 does
      not address Securities Act claims. Please revise your disclosure in future filings or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Jason L. Drory at 202-551-8342 or Christine Westbrook at 202-551-
5019 with any questions.



                                                             Sincerely,
FirstName LastNameJerome D. Jabbour
                                                             Division of
Corporation Finance
Comapany NameMatinas BioPharma Holdings, Inc.
                                                             Office of Life
Sciences
July 16, 2020 Page 2
cc:       Steven M. Skolnick, Esq.
FirstName LastName